Annual Report

Cover Page

Name of issuer:

Novella AI, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 7/5/2023

Physical address of issuer:

4100 West Alameda Avenue
Suite 300 - #1216
Burbank CA 91505

Website of issuer:

https://novella-ai.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$95,320.00	$9,515.00
Cash & Cash Equivalents:	$82,567.00	$3,178.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$11,427.00
Long-term Debt:	$0.00	$42,355.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($209,953.00)	($44,874.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Novella AI, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Morello	Founder & CEO	Several - Contracts	2023
Averee Chang	Product Manager	Several - Contract	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Morello	Secretary	2023
Michael Morello	Treasurer	2023
Michael Morello	CFO	2023
Michael Morello	CEO	2023
Michael Morello	President	2023
Averee Chang	Board Director	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michael Morello	2666667.0 common stock	50.0
Averee Chang	2666667.0 common stock	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an uncollapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material***

information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company cannot guarantee that an active and liquid market for its shares of common or preferred stock will develop when trading begins. Even if it does, the price of per share of the Company's common or preferred stock may be subject to significant volatility.

The Company has only been in operation since July of 2023. The short existence makes it difficult to evaluate the current business and future prospects of the Company.

The Company has not earned a profit in any full fiscal year since its inception, and it cannot be certain as to when the Company will achieve or maintain profitability. Because the market for SaaS video editing services is rapidly evolving and highly competitive, the Company must continue to invest in research and development. If such investment does not allow the Company to scale or attract and retain users and subscribers, the Company will not be able to achieve profitability.

Whether the Company can grow its revenue and ultimately achieve profitability will depend upon a number of factors including:
The Company's reputation and brand recognition;
Demand for the types of video editing services the Company offers;
The actual and perceived quality, integrity, and value of the video editing services the Company provides;
The Company's development and timely deployment of innovative video editing services that provide value to its users and subscribers;
The Company's ability to price its video editing services competitively;
The growth of the Company's employee base in a highly competitive market for talent.

In order to build and scale its business, the Company will need to further increase its employee base, particularly in the areas of engineering, product development, sales, customer support and shared services. The Company's ability to attract and retain talent and to fully experience the benefits of that talent depends upon:

The Company's reputation;

The Company's compensation and benefits packages;

The Company's ability to successfully onboard new employees;

The Company's commitment to diversity, equity, and inclusion;

The competitive landscape in the geographic markets for talent in which the Company competes.

Malicious actors may use a variety of techniques to interfere with or gain access to the Company's systems, including hacking (exploiting software vulnerabilities), social engineering (gaining access to internal systems through employees), malware, ransomware and denial of service attacks (sending large quantities of traffic in an attempt to overload our servers). The Company may fail to adequately defend against such attacks. If not prevented or mitigated, cyberattacks could result in a data breach, loss of data and business interruption, any of all of which could adversely affect the Company's business.

The Company relies on payment card transactions to earn revenue from its subscription plans. The Company does not directly process credit cards. Instead, it relies exclusively on third-party vendors to process such payments. While this avoids having to acquire credit card numbers in the first instance, it makes the Company dependent on payment vendors such as credit card processing companies. These vendors could experience interruptions and errors that could cause the Company to lose revenue.

The future success of the Company will depend upon its continued ability to identify, hire, develop, motivate and retain highly skilled, diverse and talented individuals worldwide, particularly in the case of senior management. Competition for well-qualified employees across the Company will continue to be intense and the Company must attract new (and retain existing) employees to compete effectively.

The Company has yet to bring in revenue through the subscription model of its service. If the Company cannot scale to match spend, the Company will likely need to raise more money through the sale of various securities (i.e. debt, equity, etc.).

There is currently no market for the Company capital stock and it is possible that there is never a market for the

Company capital stock. Dividends are also to be paid at the Company's discretion. Therefore, it is possible that investors will not see a return on their investment.

The quick early growth of the Company may be partly or largely attributable to increased demand for video due to social distancing undertaken in response to the COVID-19 pandemic and its after effects. It is possible that as the market returns to pre-pandemic levels the general public's consumption of video media will be reduced, thus decreasing the market for video editing software.

The Company's business depends on attracting new subscribers and retaining existing ones. To do so, it must provide products with an attractive value proposition. The Company may fail to do that if it:
Fails to innovate and provide new and useful features that its users and subscribers want;
Released products that fail to reliably operate (due to bugs or service interruptions);
Releases products too late relative to competitors;
Prices its products in an uncompetitive manner;
Changes subscription model to another model that proves to be less efficient; or
Fails to educate its users and subscribers about its features.

An essential part of the Company's strategy for attracting subscribers depends upon offering basic services for free and converting a certain portion of its free users into subscribers over time. While a majority of the Company's subscribers may begin as free users, only a small percentage of free users may become paying users over time. The Company's ability to convert users into subscribers at this or a higher rate may not materialize if:
There is a failure on the university level to adapt to the Company's video editing software;
The Company is unable to attract free users;
The Company's free users do not repeatedly use the free product, either because they are unaware of the features the Company offers or because the features are not perceived as useful;
The Company fails to optimize the conversion of free users by communicating the value of its subscription plans;
The Company experiences headwinds in its eventual international expansion due to variety of reasons, including language and cultural barriers, as well as unfavorable regulatory environments; or
The Company's service offerings and pricing are not competitive.

If the Company's efforts to convert free users into subscribers do not succeed, it will have to rely more heavily on paid marketing efforts to acquire new subscribers and therefore achieve growth. Such a shift would cause the

Company to incur higher costs in acquiring users, which would reduce its profits.

The Company operates in a highly competitive market. It competes with both new and well-established video editing software providers. Other providers have established customer bases that are used to the video editing suite that they provide. The Company may find it difficult to convince long-time users of another product to switch to the Company's video editing software. Additionally, new competitors could enter the marketplace in the form of start-ups or large, well-funded companies that already operate in markets adjacent to the Company.

The Company relies on its systems, technology and infrastructure to perform well on a consistent basis. It is possible that the Company will experience occasional interruptions that make some or all of this framework and related information unavailable or that prevent the Company from providing products and services; any such interruption could arise for any number of reasons. The Company also relies on third-party data center service providers and cloud-based, hosted web service providers in connection with the provision of its products and services generally, as well as to facilitate and process certain payment and other transactions with users. The Company has no control over any of these third parties or their operations and the interruptions of any of the services provided by these parties could prevent the Company from accessing user and subscriber information and providing products and services.

The framework described above could be damaged or interrupted at any time due to fire, power loss, telecommunications failure, natural disasters, acts of war or terrorism, acts of God and other similar events or disruptions. Any event of this nature could prevent the Company from providing its products and services at all (or result in the provision of its products on a delayed or interrupted basis) and/or result in the loss of critical data. While many of these third-parties upon whom the Company relies have certain backup systems in place for certain aspects of their respective frameworks, none of these frameworks are fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, the Company may not have adequate insurance coverage to compensate for losses from a major interruption. When such damages, interruptions or outages occur, the Company's reputation could be harmed and the competitive positions of its business could be diminished. This could adversely affect the Company's business, financial condition, and results of operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of

management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	6,530,667	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1000000

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2024	Regulation Crowdfunding	SAFE	$349,494	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Future of Video Editing

Milestones

Novella AI, Inc. was incorporated in the State of Delaware in July 2023.

Since then, we have:

- Cutting edge video editing app by Hollywood & Tech pros with 30+ yrs experience.

- Guided by Michael Phillips, AVID Media Composer co-inventor and Oscar of tech laureate.

- Elite team that's worked with Apple, Adobe & Google developing our advanced & intuitive editing app.

- Pre-launch, bootstrapped initiative by a top-tier team with a clean cap table.

- Surveyed Industry Pros & UCG editors have extremely high interest in what we are doing.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in July 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.

- *Assets.* As of December 31, 2024, the Company had total assets of $95,320, including $82,567 in cash. As of December 31, 2023, the Company had $9,515 in total assets, including $3,178 in cash.

- *Net Loss.* The Company has had net losses of $209,953 and net losses of $44,874 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2024 and $53,782 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will

receive any investments from investors.

Runway & Short/Mid Term Expenses

Novella AI, Inc. cash in hand is $57,960.88, as of February 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $11,091.33/month, for an average burn rate of $11,091.33 per month. Our intent is to be profitable in 24 months.

Gearing up for the next round of fundraising has had legal compliance and prep for diligence costs.

We expect to generate revenue within the next 12 months. We need to secure a seed amount of 2.7m to do so effectively.

We are not currently profitable. We roughly estimate we require 2.7 million dollars to reach a point of profitability by April 1, 2026.

We currently have been using the WeFunder raise to keep building our product and company. We do not have another source of capital yet.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Morello, certify that:

(1) the financial statements of Novella AI, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Novella AI, Inc. included in this Form reflects accurately the information reported on the tax return for Novella AI, Inc. filed for the most recently completed fiscal year.



Founder & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor

Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors

should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://novella-ai.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Novella AI, Inc.

By

Michael Morello

Founder CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Morello

Founder CEO

2/24/2025

Averee Chang

Co-Founder

2/24/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.